Form 10KSB, Exhibit 13
period 1996-12-31
ONTRACK DATA INTERNATIONAL INC
filed 1997-03-26
CIK 1022703

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


OVERVIEW

Ontrack is a leading provider of data recovery services to a broad range of customers experiencing a loss of valuable computer data. During the past ten years, Ontrack has performed over 34,000 data recoveries for Fortune 500 corporations, governmental agencies, educational and financial institutions, as well as small businesses and individuals. The Company first developed expertise in data file structures, operating systems, and storage media technologies in 1985 through the development of DISK MANAGER, a hard disk drive installation software utility which the Company continues to market.

In 1987, the Company made a strategic decision to build a data recovery services business to address the needs of the growing number of computer users unable to access their computer data due to a wide variety of computer failures resulting from: (i) user errors; (ii) wear, aging and physical abuse; (iii) improper or incompatible software installation; (iv) sabotage, computer viruses or vandalism; and (v) environmental conditions. Although computer users often pursue protective measures to prevent data loss, including backing up the data, implementing anti-virus procedures and developing disaster recovery plans, these measures have not eliminated data loss situations. Aided by the proliferation of computers and the corresponding increased dependence on fast and reliable access to stored data, the Company has experienced an increased demand for its data recovery services in recent years.

Service revenues are derived principally from the performance of data recovery services and royalties from the license of the Company's data recovery technology in Japan to Y-E Data, a subsidiary of Yaskawa Electric, Inc., a major technology company. The principal factors affecting service revenues are the number and type of data recovery jobs the Company performs during a period. The Company's data recovery revenues are dependent on the occurrence of numerous isolated data loss events and on potential customers' decisions to use the Company's services in the case of a data loss. The Company has had a history of continued growth in the number of jobs performed on a year to year basis, however fluctuations may occur in any given quarter. In addition, the amount of revenue per job can fluctuate depending on the mix of jobs performed in any given period and the pricing for specific jobs, which is based on the requested level of service and other factors. Software revenues are derived principally from sales through OEMs, which are difficult to predict. The Company does not expect software revenues to continue at the volume experienced in 1996, because such revenues were higher than historical levels as described below under "Comparison of Years Ended December 31, 1994, 1995 and 1996".

International revenues include data recovery services and software sales from the Company's wholly owned subsidiaries in London, England and Stuttgart, Germany and royalties from the license of the Company's data recovery technology to Y-E Data. Total international revenues were 12%, 14% and 17% of consolidated revenues for the years ended December 31, 1994, 1995 and 1996, respectively.
The Company's revenues from its London, England and Stuttgart, Germany subsidiaries are denominated in foreign currencies, and royalties from its Y-E Data arrangement are calculated based on sales in Japanese yen and paid monthly in U.S. dollars.

RESULTS OF OPERATIONS

The following table sets forth certain components of the Company's consolidated statement of income as a percent of total revenue for the period indicated.

                                       For the Years Ended
                                           December 31
                                   -----------------------------
                                    1996       1995        1994
                                   ------     ------      ------
Revenues
  Services                          73.4%      70.3%       68.2%
  Software                          26.6       29.7        31.8
                                   -----      -----       -----
    Total revenues                 100.0      100.0       100.0

Cost of Revenue
  Services (1)                      14.3       15.5        17.1
  Software (2)                      24.2       23.4        24.1
    Total cost of revenues          16.9       17.9        19.3
                                   -----      -----       -----

Gross Margin                        83.1       82.1        80.7

Operating expenses:
  Research and development          18.9       18.7        23.7
  Sales and marketing               26.4       25.7        26.2
  General and administrative        20.5       17.5        17.6
                                   -----      -----       -----

    Total operating expenses        65.8       61.9        67.5
                                   -----      -----       -----

Operating income                    17.3       20.2        13.2

Net income                          11.7       12.9        12.8

(1) Shown as a percentage of services revenues.

(2) Shown as a percentage of software revenues.

COMPARISON OF YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

REVENUES

    The Company's total revenues increased 46.2% from $11.7 million in 1994 to $17.1 million in 1995 and then increased 56.7% to $26.8 million in 1996.

    SERVICES. Service revenues increased 50.0% from $8.0 million in 1994 to $12.0 million in 1995 and then increased 64.2% to $19.7 million in 1996. The increases in both periods were due principally to an increase in the number of data recovery jobs performed. Other factors include the addition of offices in Washington, D.C. in mid-1995 and in Stuttgart, Germany in November, 1996.

    SOFTWARE. Software revenues increased 37.8% from $3.7 million in 1994 to $5.1 million in 1995 and then increased 39.2% to $7.1 million in 1996. The increases were due principally to higher sales of Disk Manager to existing and new hard disk drive original equipment manufacturers (OEM's) through royalty arrangements. Also contributing to the increase in 1996 was the release of DiscWizard by Seagate Technology, Inc. DiscWizard is a customized Windows-based hard disk drive installation utility developed by the Company which is being licensed exclusively to Seagate.


GROSS MARGINS

    SERVICES. Cost of services consists primarily of employee compensation and facility and supply costs incurred in providing data recovery services. Gross margins on services revenues as a percentage of services revenues were approximately 82.9%, 84.4% and 85.7% for the years ended December 31, 1994, 1995 and 1996, respectively. The improved gross margin percentages in 1995 and 1996 were principally due to a decline in the amount of engineering labor per data recovery job, resulting from increased automation in the data recovery process as a result of the Company's research and development activities.

    SOFTWARE. Cost of software includes primarily disk replication, packaging and technical support personnel costs. With the Company's OEM royalty arrangements, the OEM incurs all replicating and packaging costs and the Company's costs are limited to that of providing technical support. Costs of developing new commercial software products and enhancing current software products are not included, as such costs are expensed as incurred and included in research and development. Gross margins on software revenues as a percentage of software sales were 75.9%, 76.6% and 75.8% for the years ended December 31, 1994, 1995, and 1996, respectively. The improved gross margin in 1995 was attributed to an increase in OEM royalty revenue as a percent of total software revenues which involve minimal costs to the Company. The decrease in gross margin percentage in 1996 was due to lower prices on OEM sales due to customers earning unit volume discounts and from competitive pressures on software products which are expected to continue to impact gross margins. Future gross margins in the software business will continue to be impacted by the mix of royalty sales and non-royalty sales.

OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT. The Company's research and development expenses consist of employee and facility costs directed towards the following: (i) development of new Data Recovery Tools and processes designed to improve the speed and efficiency of the Company's data recovery services and to expand the situations in which the Company can successfully recover data; (ii) training of software developers and data recovery engineers to perform data recovery on new and different storage media devices; and (iii) development of new or enhanced commercial software products. Research and development expenses increased 14.3% from $2.8 million in 1994 to $3.2 million in 1995 and then increased 59.4% to $5.1 million in 1996. These increases are due to the addition of software developers and data recovery engineers who perform research and development activities, as well as increased expenditures in 1996 on development of a new process to provide diagnostic and data recovery services on a remote basis. As a percentage of revenue, research and development expenses were 23.7%, 18.7% and 18.9% in 1994, 1995 and 1996 respectively. Research and development expenses, both in dollars and as a percentage of revenues, may fluctuate in the future as the Company identifies and responds to such market opportunities as remote data recovery services, or as necessary to respond to new technologies that pose challenges in the data recovery business.

    SALES AND MARKETING. Sales and marketing expenses consist principally of compensation expenses to sales and marketing personnel, advertising, promotions and attendance at trade shows. Sales and marketing expenses increased 41.9% from $3.1 million in 1994 to $4.4 million in 1995 and then increased 61.4% in 1996 to $7.1 million. As a percentage of revenues, sales and marketing expenses were 26.2% in 1994, 25.7% in 1995 and 26.4% in 1996. The increases in sales and marketing dollars are due principally to the compensation and advertising costs associated with generating increased revenue as well as costs associated with hiring additional personnel who are devoted to expanding the Company's strategic relationships with storage media manufacturers, third party maintenance providers and other revenue referral sources.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 42.9% from $2.1 million in 1994 to $3.0 million in 1995 and then increased 83.3% in 1996 to $5.5 million. As a percentage of revenues, general and administrative expenses were 17.6% in 1994, 17.5% in 1995 and 20.5% in 1996. The 1996 increases in general and administrative dollars and as a percentage of revenues are principally due to increased compensation and related costs resulting from new personnel at manager and executive levels who were added in the second quarter of 1996 to support the Company's growth strategy. The 1996 increases were also due in part to start-up costs incurred in connection with the opening of the Company's new office in Stuttgart, Germany.

OTHER INCOME

    Other income in 1994 included $575,000 related to a settlement of a trade secret dispute concerning an anti-virus software product. The Company discontinued sales of this product in April 1995 and has commenced distribution of a different anti-virus product. Excluding this one time item, other income has grown from $31,000 in 1994 to $136,000 in 1995 and $292,000 in 1996. The increases are due to increased interest income resulting from increased cash and marketable securities balances.

PROVISION FOR INCOME TAXES

    The Company's effective tax rate in 1994, 1995 and 1996 was 30%, 39% and 37%, respectively. The increase in 1995 over 1994 was due principally to a reduction in the credit for research and development expenses as this credit was phased out in 1995. The decrease in the rate in 1996 was due principally to the cash received from the Company's initial public offering being invested in tax-exempt securities. Corporate statutory tax rates in England approximated those in the United States for these periods while the German statutory tax rate for 1996 was approximately 42%.


LIQUIDITY AND CAPITAL RESOURCES

    Since its inception in 1985 through October 1996, the Company has financed its growth through cash generated from its operations. Net cash flow from operations was $2.1 million in 1994, $2.1 million in 1995 and $5.5 million in 1996. The 1996 increase in cash generated from operations was due principally to increased earnings and the timing of payment of certain accrued expenses.

    Cash used in investment activities was primarily for purchases of furniture and equipment. Additions to furniture and equipment were $662,000, $1.8 million and $2.9 million in the years ended 1994, 1995 and 1996, respectively. The increase in capital expenditures was caused by the Company's growth, including opening new offices and purchasing equipment for its expanded staff. The Company expects capital expenditures to increase over the next several years as it expands its current facilities and opens facilities in new domestic and international locations.

    In October, the Company completed an initial public offering of its common stock which resulted in net proceeds to the Company of $23.8 million. The net proceeds from this offering will be used for general corporate purposes. A portion of the net proceeds may also be used to open additional offices, or for investments in or acquisitions of complementary businesses, products or technologies, although the Company does not have any present commitments, agreements or understandings for any such investments or acquisitions. Pending use, the Company has invested the proceeds in tax-exempt government marketable securities, $5.9 million of which are classified as long-term, with the remaining proceeds classified as cash and cash equivalents.

    The Company expects that these proceeds along with cash generated from its operations will be adequate to meet its capital needs for the foreseeable future.

    Management expects further dilution of net income per share in 1997 due to the issuance of 2,180,000 shares of common stock in October 1996 through an initial public offering. Given that these shares were outstanding for less than three months in 1996 and that they will be outstanding for all of 1997, 1997 weighted average common shares outstanding will increase to approximately 10.0 million from 8.2 million in 1996, or approximately 22%.


FORWARD-LOOKING STATEMENTS

Information included in this Annual Report which uses forward-looking terminology such as "may," "will," "expect," "plan," "intend," "anticipate," "estimate," or "continue" or other variations thereon constitutes forward-looking information. The factors set forth below and other risk factors included in the Company's Prospectus dated October 21, 1996 constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements: (i) the computer industry is characterized by rapid technological changes and frequent introductions of new enhanced products and the Company must constantly adapt its data recovery techniques, its data recovery hardware and software tools and its commercial software products to keep pace with these technological changes; (ii) future technological developments in computer operating systems, automatic data backup systems and other data protection techniques have the potential to eliminate or reduce the risk of data loss; (iii) the Company has experienced, and expects to continue experiencing, rapid growth and there can be no assurance that the Company will manage its growth effectively; and (iv) the Company depends to a large degree on its ability to attract and retain technical personnel, and on the efforts and abilities of its three founders and other management personnel.

COMMON STOCK INFORMATION

The Company became a public company on October 21, 1996 and trades in the over-the-counter market under the symbol "ONDI." The high and low closing sale prices, as reported by NASDAQ for the period of October 21, 1996 through December 31, 1996, were $15 1/8 and $10 7/8, respectively. As of December 31, 1996, the Company had 1,905 shareholders of record.

In 1994 and 1995, as a private company, Ontrack paid dividends totaling $25,517 and $45,000 respectively. The Company paid no dividends in 1996 and does not anticipate paying any cash dividends on its common stock in the foreseeable future. The Company intends to retain any future earnings for use in business development.

                      ONTRACK DATA INTERNATIONAL, INC.

                        CONSOLIDATED BALANCE SHEETS

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                          DECEMBER 31,
                                                       -----------------
ASSETS                                                   1996      1995
                                                       -------    ------
CURRENT ASSETS:
   Cash and cash equivalents                           $22,684    $2,028
   Accounts receivable, net                              2,499     1,410
   Prepaid expenses and other current assets             1,244     1,000
                                                       -------    ------
         TOTAL CURRENT ASSETS                           26,427     4,438

Furniture and equipment, net                             3,733     2,162
Marketable securities                                    5,857         -
Other assets                                               618       261
                                                       -------    ------
         TOTAL ASSETS                                  $36,635    $6,861
                                                       -------    ------
                                                       -------    ------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
   Current portion of long-term debt                   $    69    $   64
   Accounts payable                                        579       563
   Accrued income taxes                                    733       153
   Accrued expenses                                      2,706       762
                                                       -------    ------
         TOTAL CURRENT LIABILITIES                       4,087     1,542

Long-term debt, less current portion                       142       211
                                                       -------    ------
         TOTAL LIABILITIES                               4,229     1,753

CONVERTIBLE REDEEMABLE PREFERRED STOCK                       -     5,231

SHAREHOLDERS' EQUITY (DEFICIT):

  Preferred stock; $.01 par value; 1,000,000 shares
    authorized; no shares issued or outstanding              -         -

  Common stock; $.01 par value; 25,000,000 shares
    authorized; 9,789,240 and 6,000,000 shares
    issued and outstanding at December 31, 1996
    and  1995, respectively                                 98        60

  Additional paid-in capital                            29,599         -

  Cumulative translation adjustment                         33        34

  Retained earnings  (accumulated deficit)               2,676      (217)
                                                       -------    ------
    TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                32,406      (123)
                                                       -------    ------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $36,635    $6,861
                                                       -------    ------
                                                       -------    ------

            See accompanying notes to financial statements.

                      ONTRACK DATA INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF INCOME

             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                  YEARS ENDED DECEMBER 31,
                                               -------------------------------
                                                  1996       1995       1994
                                               ---------  ---------  ---------
REVENUES:
  Services                                     $  19,654  $  12,048  $   8,000
  Software                                         7,109      5,097      3,734
                                               ---------  ---------  ---------
        Total revenues                            26,763     17,145     11,734

COST OF REVENUES:
  Services                                         2,804      1,873      1,365
  Software                                         1,718      1,193        901
                                               ---------  ---------  ---------
        Total cost of revenues                     4,522      3,066      2,266
                                               ---------  ---------  ---------
GROSS MARGIN                                      22,241     14,079      9,468

OPERATING EXPENSES:
  Research and development                         5,052      3,214      2,779
  Sales and marketing                              7,077      4,400      3,071
  General and administrative                       5,480      3,000      2,070
                                               ---------  ---------  ---------
        Total operating expenses                  17,609     10,614      7,920
                                               ---------  ---------  ---------
OPERATING INCOME                                   4,632      3,465      1,548

Interest income                                      298        170         52
Interest expense                                     (21)       (29)       (44)
Litigation settlement and other income (expense)      15         (5)       598
                                               ---------  ---------  ---------
       Total other income (expense)                  292        136        606
                                               ---------  ---------  ---------
INCOME BEFORE INCOME TAXES                         4,924      3,601      2,154

PROVISION FOR INCOME TAXES                         1,800      1,396        649
                                               ---------  ---------  ---------
NET INCOME                                     $   3,124  $   2,205  $   1,505
                                               ---------  ---------  ---------
                                               ---------  ---------  ---------
PRO FORMA NET INCOME PER SHARE                 $    0.38  $    0.28  $    0.19
                                               ---------  ---------  ---------
                                               ---------  ---------  ---------
WEIGHTED AVERAGE SHARES OUTSTANDING
USED IN COMPUTATION OF PRO FORMA NET
INCOME PER SHARE                               8,219,181  7,794,457  7,794,457
                                               ---------  ---------  ---------
                                               ---------  ---------  ---------

                   See accompanying notes to financial statements

                      ONTRACK DATA INTERNATIONAL, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (IN THOUSANDS)

                                                           YEARS ENDED DECEMBER 31,
                                                       -------------------------------
                                                        1996         1995      1994
                                                       --------    --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                        $  3,124    $  2,205   $  1,505

     Adjustments to reconcile net income to net
       cash provided by operating activities:
         Depreciation                                     1,320         711        460
         Deferred income taxes                             (571)        (50)        11
         Provision for doubtful accounts and returns        409         153         34
         Changes in operating assets and liabilities:
           Accounts receivable                           (1,498)       (521)      (564)
           Prepaid expenses and other current assets        167        (621)        77
           Accounts payable                                  16         120        103
           Accrued expenses                               2,523         119        468
                                                       --------    --------   --------

NET CASH PROVIDED BY OPERATING ACTIVITIES                 5,490       2,116      2,094

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of furniture and equipment                (2,892)     (1,840)      (662)
     Purchases of marketable securities                  (5,857)       -          -
     Other assets                                          (197)       (168)       (23)
                                                       --------    --------   --------

NET CASH USED BY INVESTING ACTIVITIES                    (8,946)     (2,008)      (685)


CASH FLOWS FROM FINANCING ACTIVITIES:
     Principle payments on long-term debt                   (64)        (59)      (190)
     Proceeds from Employee Stock Purchase Plan              42        -          -
     Proceeds from exercise of stock options                285        -          -
     Dividends paid                                        -            (45)       (25)
     Net proceeds from sale of common stock              23,849        -          -
                                                       --------    --------   --------

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES         24,112        (104)      (215)
                                                       --------    --------   --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                20,656           4      1,194

Cash and cash equivalents, beginning of period           2,028        2,024        830
                                                       --------    --------   --------
CASH AND CASH EQUIVALENTS, END OF PERIOD               $22,684     $  2,028   $  2,024
                                                       --------    --------   --------
                                                       --------    --------   --------

Income taxes paid                                      $  1,550    $  1,710   $    302
                                                       --------    --------   --------
                                                       --------    --------   --------

Interest paid                                          $     21    $     29   $     44
                                                       --------    --------   --------
                                                       --------    --------   --------


                      See accompanying notes to financial statements.

                      ONTRACK DATA INTERNATIONAL, INC.

            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                (IN THOUSANDS)


                                                                                     RETAINED
                                                       ADDITIONAL   CUMULATIVE       EARNINGS
                                            COMMON      PAID-IN     TRANSLATION    (ACCUMULATED
                                             STOCK      CAPITAL     ADJUSTMENTS       DEFICIT)      TOTAL
                                            ------     ----------   -----------    ------------     -----
Balances at December 31, 1993               $     60    $   -       $     50        $ (3,244)    $ (3,134)

Accrued dividends on Convertible
  Redeemable Preferred Stock                    -           -           -               (306)        (306)
Dividends declared                              -           -           -                (25)         (25)
Translation adjustment                          -           -            (13)           -             (13)
Net income                                      -           -           -              1,505        1,505
                                            --------    --------    --------        --------     --------
Balances at December 31, 1994                     60        -             37          (2,070)      (1,973)

Accrued dividends on Convertible
  Redeemable Preferred Stock                    -           -           -               (307)        (307)
Dividends declared                              -           -           -                (45)         (45)
Translation adjustment                          -           -             (3)           -              (3)
Net income                                      -           -           -              2,205        2,205
                                            --------    --------    --------        --------     --------
Balances at December 31, 1995                     60        -             34            (217)        (123)

Accrued dividends on Convertible
  Redeemable Preferred Stock                                                            (231)        (231)
Exercise of stock options                          1         284        -               -             285
Stock purchased through Employee
  Stock Purchase Plan                              1          41        -               -              42
Conversion of Convertible Redeemable
  Preferred Stock into Common Stock               15       5,446        -               -           5,461
Issuance of common stock, net of expenses         21      23,828        -               -          23,849
Translation adjustment                          -           -             (1)           -              (1)
Net income                                      -           -           -              3,124        3,124
                                            --------    --------    --------        --------     --------

Balances at December 31, 1996               $     98    $ 29,599    $     33        $  2,676     $ 32,406
                                            --------    --------    --------        --------     --------
                                            --------    --------    --------        --------     --------


                      See accompanying notes to financial statements.

                       ONTRACK DATA INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (dollars in thousands, except per share amounts)


NOTE 1 - ORGANIZATION

ONTRACK Data International, Inc. (the "Company") provides data recovery services, utility software and other computer data related services. The Company's headquarters are in Minneapolis, Minnesota, and it has locations in Los Angeles, California; Washington, D.C.; London, England; and Stuttgart, Germany.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue from data recovery services is recognized upon performance of the services. Product revenue on software sales is recognized upon shipment and is stated net of estimated customer returns and allowances. The estimated costs of future technical support to customers in their use of the Company's software products are accrued upon shipment of the product.

The allowance for doubtful accounts and returns at December 31, 1996 and December 31, 1995 was $579 and $170, respectively.

RESEARCH AND DEVELOPMENT

Expenditures for research and software development costs are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility and proven marketability of the product under development are established. Costs otherwise capitalizable after technological feasibility is achieved have also been expensed because they have been insignificant.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

Cash equivalents consist of highly liquid investments with original maturities of three months or less and are readily convertible to cash. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and has classified its investments as available-for-sale in accordance with that standard. Marketable Securities generally consist of tax exempt government agency securities and are classified as short term or long term in the balance sheet based on their maturity date. Marketable Securities are carried at amortized cost and unrealized holding gains and losses have not been significant.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, cash equivalents and marketable securities are valued at their carrying amounts which are reasonable estimates of fair value. The fair value of all other financial instruments approximates cost as stated.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to credit risk consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business. No single customer or region represents a significant concentration of credit risk.

FURNITURE AND EQUIPMENT

Furniture and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which generally range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance are charged to expense as incurred.

INCOME TAXES

Income taxes are accounted for on the liability method. Deferred income taxes result from differences between the financial reporting and income tax basis of the Company's assets and liabilities and are calculated using current tax rates.

FOREIGN CURRENCY TRANSLATION

All assets and liabilities of foreign subsidiaries are translated from foreign currencies to U.S. dollars at period-end rates of exchange, while the statement of income is translated at the average exchange rates during the period. Translation adjustments arising from the translation of net assets located outside of the United States into U.S. dollars are recorded as a separate component of shareholders' equity.

STOCK SPLIT

In 1996, the Company's Board of Directors authorized a 2-for-1 stock split of the issued and outstanding common stock of the Company, in the form of a 100% stock dividend. All references to common stock amounts, shares and per share data included in the financial statements and related notes have been adjusted to give retroactive effect to such split.

PRO FORMA NET INCOME PER SHARE

Pro forma net income per share is based on the weighted average number of shares of common stock and common equivalent shares outstanding for the period. Common equivalent shares include options using the treasury stock method. The weighted average number of shares assumes that the conversion of the Company's Convertible Redeemable Preferred Stock into 1,500,000 shares of common stock which occurred in October, 1996 was effective on January 1, 1994. Because of the significant impact of the assumed conversion on the Company's capital structure and earnings per share, historical earnings per share has been excluded from the financial statements.


NOTE 3 - FINANCIAL STATEMENT COMPONENTS

Furniture and equipment consists of the following:

                                                  December 31
                                              -------------------
                                                1996        1995
                                              -------     -------
Computer equipment                            $ 5,381     $ 3,667
Furniture and office equipment                  1,398         856
Leasehold improvements                            384          94
Purchased software                                544         175
Less:  Accumulated depreciation                (3,974)     (2,630)
                                              -------     -------
                                              $ 3,733     $ 2,162
                                              -------     -------
                                              -------     -------

Accrued expenses consist of the following:

                                                  December 31
                                              -------------------
                                                1996        1995
                                              -------     -------
Accrued wages and benefits                      2,079         391
Other accrued expenses                            627         371
                                              -------     -------
                                              $ 2,706     $   762
                                              -------     -------
                                              -------     -------

NOTE 4 - LONG-TERM DEBT

Long-term debt consists of the following:
                                                             December 31
                                                            ------------
                                                            1996    1995
                                                            ----    ----
Note payable - former shareholder, interest at 8.34%
  per annum, interest and principal payable in monthly
  installments of $7 through October 16, 1999.              $211    $275

Less:  current portion                                       (69)    (64)
                                                            ----    ----
Long term debt, less current portion                        $142    $211
                                                            ----    ----
                                                            ----    ----

Scheduled principal payments of long-term debt are as follows:

        1997                                                $ 69
        1998                                                  75
        1999                                                  67
                                                            ----
                                                            $211
                                                            ----
                                                            ----

NOTE 5 - LINE OF CREDIT

The Company maintains a line of credit which allows maximum borrowings of $1,000 subject to a borrowing base of 75% of accounts receivable outstanding less than 90 days. The line of credit carries an interest rate of 1% over the prime lending rate and is secured by all assets of the Company. There were no borrowings outstanding under the line of credit at December 31, 1996 and 1995.


NOTE 6 - CONVERTIBLE REDEEMABLE PREFERRED STOCK

On March 4, 1991, the Company's shareholders sold 3,000 shares of Convertible Redeemable Preferred Stock for $3,750. The Convertible Redeemable Preferred Stock was converted into 1,500,000 shares of common stock in conjunction with the Company's Initial Public Offering of its common stock (the "IPO") in October, 1996.

A contingent dividend equal to $.28 per share (based on the original 3,000 shares issued) of Convertible Redeemable Preferred Stock multiplied by the number of days the stock had been outstanding was accrued and shown as a charge to retained earnings from issuance through the date of conversion into common stock. The carrying amount of the Convertible Redeemable Preferred Stock, including accrued contingent dividends of $1,711, was reclassified to shareholders' equity upon the company's completion of the IPO in October, 1996.

NOTE 7 - SHAREHOLDERS' EQUITY

STOCK INCENTIVE PLANS

The Company has two fixed stock incentive plans that reserve a total of 1,400,000 shares of common stock for issuance of restricted shares or stock options to employees, consultants and non-employee directors. The option price for stock options granted shall not be less than 100% of the fair value of the Company's common stock on the date of grant. Canceled options are available for future grant. Generally, options granted to employees vest over a five-year period and expire six to ten years after the date of grant. Certain options granted to employees prior to the Company's IPO were immediately exercisable at the date of grant. There have been no outright grants of common stock under the plans.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Company's stock plans. Had compensation cost for the Company's stock plans been recognized based on the fair value at the grant date for awards beginning in 1995 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share in 1996 would have been reduced to the pro forma amounts indicated below:

                                                        1996
                                                       ------
Net income - as reported                               $3,124
Net income - pro forma                                 $2,949
Net income per share - as reported                     $0.38
Net income per share - pro forma                       $0.36

Additional pro forma compensation cost in 1995 for the Company's stock plans for awards granted in 1995 was immaterial.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants beginning in 1995: dividend yield of 0%; expected volatility of 57.8%; risk-free interest rate of 6.5%; and expected lives of 7.3 years.

A summary of the stock option activity is as follows:

                                                   Exercise        Weighted-
                                                     Price          Average
                                       Options     Per Share    Exercise Price
                                       -------     ---------    --------------
Granted in 1995                        275,620    $2.50 - $2.58     $2.56
                                      --------

Outstanding at December 31, 1995       275,620    $2.50 - $2.58     $2.56

Granted                                420,128    $3.99 - $12.00    $9.79
Exercised                             (105,924)       $2.58         $2.58
                                      --------
Outstanding at December 31, 1996       589,824    $2.50 - $12.00    $7.71
                                      --------
                                      --------
Weighted average fair value of
options granted during the year                       $6.71
                                                      -----
                                                      -----

The following table summarizes information about fixed-price stock options outstanding at December 31, 1996:

                         Options Outstanding              Options Exercisable
                 -------------------------------------  -----------------------
                               Weighted-Avg. Weighted-                Weighted-
Range of            Number       Remaining    Average     Number       Average
Exercise         Outstanding    Contractual  Exercise   Exercisable   Exercise
 Prices          At 12/31/96       Life        Price    At 12/31/96    Price
--------         -----------   ------------- ---------  -----------   ---------
$2.50 - $2.58      169,696      4.9 years      $2.56      169,696      $2.56
$3.99              116,248      5.4             3.99      116,248       3.99
$12.00             303,880      8.5            12.00        5,000      12.00
                   -------                                -------
                   589,824      6.9             7.71      290,944       3.29
                   -------                                -------
                   -------                                -------

EMPLOYEE STOCK PURCHASE PLAN

On August 6, 1996, the Company's Board of Directors approved the Employee Stock Purchase Plan (ESPP) which is available to eligible employees. Under terms of the plan, eligible employees may designate from 1% to 10% of their compensation to be withheld through payroll deductions for the purchase of common stock at 85% of the lower of the market price on the first or last day of the offering period. Under the plan, 250,000 shares of common stock have been reserved for issuance. As of December 31, 1996, 3,316 shares have been issued under the plan. Fair value disclosures under SFAS No. 123 have not been disclosed for shares under the ESPP as such values are immaterial.

INITIAL PUBLIC OFFERING

The Company completed an initial public offering of shares of its common stock in October 1996 at a price of $12.00 per share. Net proceeds to the Company from the offering were $23,849.

NOTE 8 - INCOME TAXES

The provision for income taxes is based on income before income taxes reported for financial statement purposes. The components of income before income taxes consist of the following:

                                          Years Ended December 31
                                        ----------------------------
                                         1996       1995       1994
                                        ------     ------     ------
United States                           $4,853     $3,420     $2,048
Foreign                                     71        181        106
                                        ------     ------     ------
    Income before income taxes          $4,924     $3,601     $2,154
                                        ------     ------     ------
                                        ------     ------     ------

The Company's provision for income taxes consists of the following:

                                          Years Ended December 31
                                        ----------------------------
                                         1996       1995       1994
                                        ------     ------     ------
Current:
    Federal                             $1,909     $1,292     $  610
    State                                  160        110         28
    Foreign                                241         44          -
                                        ------     ------     ------
    Total current                        2,310      1,446        638

Deferred:
    Federal                               (270)       (48)        10
    State                                  (22)        (2)         1
    Foreign                               (218)         -          -
                                        ------     ------     ------
    Total deferred                        (510)       (50)        11
                                        ------     ------     ------
Total income tax expense                $1,800     $1,396     $  649
                                        ------     ------     ------
                                        ------     ------     ------

The Company's effective tax rates differed from the federal statutory tax rate as follows:

                                                    Years Ended December 31
                                                  ----------------------------
                                                   1996       1995       1994
                                                   ----       ----       ----
Expected tax expense at federal statutory rate     34.0%      34.0%      34.0%
State income taxes, net of federal tax benefit      3.2        3.1        2.9
Other, net                                          (.6)       1.7       (6.8)
                                                   ----       ----       ----
                                                    36.6%      38.8%      30.1%
                                                   ----       ----       ----
                                                   ----       ----       ----

Deferred tax assets consist of the following components:

                                                               December 31
                                                              -------------
                                                              1996     1995
                                                              -------------
Current:
    Allowance for doubtful accounts and returns               $205      $57
    Accrued expenses                                            79       39
    German tax loss carry forward                              218        -
    Other, net                                                   7        2
                                                              ----      ---
                                                              $509      $98
                                                              ----      ---
                                                              ----      ---
Noncurrent:
    Excess of book over tax depreciation                      $125      $25
    Foreign cash movements                                      60        -
                                                              ----      ---
                                                              $185      $25
                                                              ----      ---
                                                              ----      ---

NOTE 9 - BENEFIT PLAN

The Company has a profit sharing plan for employees who have completed one year of service and attained the age of 21. Contributions to the plan by the Company are determined by the Board of Directors. The Company recorded profit sharing expense of approximately $333, $264 and $222 in 1996, 1995, and 1994, respectively.

The Company's profit sharing plan also incorporates a 401(k) savings plan for its employees. Eligible employees may elect to contribute up to 15% of their salaries to the plan, up to limits defined by the Internal Revenue Code. There are no employer matching contributions. The Company does not offer other postretirement benefits.


NOTE 10 - OPERATING LEASES

The Company leases office and warehouse facilities under noncancelable operating leases which expire on various dates through October, 2001. Rental expense under such leases was $782, $512 and $366 for the years ended December 31, 1996, 1995, and 1994, respectively.

Future minimum lease payments under all operating leases are as follows:

         1997                                   $  707
         1998                                      716
         1999                                      402
         2000                                      343
         2001                                      134
                                                ------
                                                $2,302


NOTE 11 - SEGMENT INFORMATION AND FOREIGN OPERATIONS

The Company conducts its business within one industry segment: software and services for the protection of data. European operations include data recovery services in England by the wholly owned subsidiary, Ontrack Data Recovery Europe Ltd. and in Germany by the wholly owned subsidiary, Ontrack Data Recovery GmbH.

In November, 1994, the Company signed an agreement with the Japanese corporation, Y-E Data, whereby the Company licensed its data recovery technology to Y-E Data. In exchange for the license, Y-E Data pays the Company royalties, a portion of which are fixed and payable through the end of 1996, and a portion of which are paid monthly based on the amount of gross data recovery revenues earned by Y-E Data each month.

Revenues, net income and identifiable assets by geographic area are summarized as follows:

                                          At or For Years Ended December 31
                                          ---------------------------------
                                              1996       1995       1994
                                            -------    -------    -------
Revenues from unaffiliated customers:
  Domestic operations                       $22,091    $14,769    $10,377
  International operations:
    European operations                       4,011      1,945      1,024
    Japanese operations                         661        431        333
                                            -------    -------    -------
      Total international operations          4,672      2,376      1,357
                                            -------    -------    -------
      Consolidated                          $26,763    $17,145    $11,734
                                            -------    -------    -------
                                            -------    -------    -------
Net income (loss):
  Domestic operations                       $ 2,633    $ 1,680    $ 1,100
  European operations                          (104)       137        106
  Japanese operations                           595        388        299
                                            -------    -------    -------
    Consolidated                            $ 3,124    $ 2,205    $ 1,505
                                            -------    -------    -------
                                            -------    -------    -------

Identifiable assets:
  Domestic operations                       $34,779    $ 6,079    $ 4,058
  European operations                         1,856        782        463
                                            -------    -------    -------
    Consolidated                            $36,635    $ 6,861    $ 4,521
                                            -------    -------    -------
                                            -------    -------    -------

Transaction gains and losses recorded in income in 1996, 1995 and 1994 were immaterial.

Intercompany revenues are eliminated in consolidation and were immaterial in 1996, 1995 and 1994.

NOTE 12 - LITIGATION SETTLEMENT

The Company received a settlement payment of $575 in November 1994 from an unrelated third party for allegations of trade secret theft and the dissolution of an exclusive North American distribution agreement with the Company for an anti-virus tool kit software product. This settlement amount is reflected in other income. The Company discontinued sales of this product in April 1995 and has established a relationship to sell a different anti-virus product in its place.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
  and Shareholders of
  ONTRACK Data International, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of ONTRACK Data International, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





Price Waterhouse LLP
Minneapolis, Minnesota
February 6, 1997