Form 10-K, Exhibit 13
period 1997-12-31
ONTRACK DATA INTERNATIONAL INC
filed 1998-03-30
CIK 1022703

SELECTED CONSOLIDATED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                               YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME DATA:                       1997           1996           1995           1994         1993
                                                           --------       --------       --------       --------      -------
Service revenues                                           $ 26,689       $ 19,654       $ 12,048       $  8,000      $ 5,453

Software revenues                                             8,560          7,109          5,097          3,734        2,018

Total revenues                                               35,249         26,763         17,145         11,734        7,471

Gross margin                                                 29,491         22,241         14,079          9,468        5,999

Operating expenses                                           22,091         17,609         10,614          7,920        5,459

Operating income                                              7,400          4,632          3,465          1,548          540

Net income                                                    5,656          3,124          2,205          1,505          353

Net income per share - diluted                             $   0.56       $   0.38       $   0.28       $   0.19      $  0.05


                                                                                     DECEMBER 31,
                                                           ------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:                             1997           1996           1995           1994         1993
                                                           --------       --------       --------       --------      -------
Cash, cash equivalents and short-term investments          $ 32,176       $ 22,684       $  2,028       $  2,024      $   830

Working capital                                              31,745         22,198          2,896          2,090          920

Total assets                                                 45,125         36,635          6,861          4,521        2,659

Total liabilities                                             5,794          4,229          1,753          1,570        1,175

Convertible Redeemable Preferred Stock                          -              -            5,231          4,924        4,618

Total shareholders' equity (deficit)                       $ 39,331       $ 32,406       $   (123)      $ (1,973)     $(3,134)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

ONTRACK is the world's leading provider of data recovery services to a broad
range of customers experiencing a loss of valuable computer data.   The
Company also markets DISK MANAGER, a hard disk drive installation software utility and other software products.

Service revenues are derived principally from the performance of data recovery services. The principal factors affecting service revenues are the number and type of data recovery jobs the Company performs during a period. The Company's data recovery revenues are dependent on the occurrence of numerous isolated data loss events and on potential customers' decisions to use the Company's services in the case of a data loss. The Company has had a history of continued growth in the number of jobs performed on a year to year basis, however fluctuations may occur in any given quarter. In addition, the amount of revenue per job can fluctuate depending on the mix of jobs performed in any given period and the pricing for specific jobs, which is based on the requested level of service and other factors. Software revenues are derived principally from sales of DISK MANAGER through hard disk drive original equipment manufacturers (OEMs), which are difficult to predict.

International revenues primarily consist of data recovery services from the Company's wholly-owned subsidiaries in London, England and Stuttgart, Germany and royalties from the license of the Company's data recovery technology in Japan to Y-E Data. Total international revenues were 20%, 17% and 14% of consolidated revenues for the years ended December 31, 1997, 1996 and 1995, respectively. The Company's revenues from its London, England and Stuttgart, Germany subsidiaries are denominated in foreign currencies, and royalties from its Y-E Data arrangement are calculated based on sales in Japanese yen and paid monthly in U.S. dollars

RESULTS OF OPERATIONS

The following table sets forth certain components of the Company's consolidated statements of income as a percent of total revenue for the period

                                                             YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                      1997            1996              1995
                                                     ------          ------            ------
Revenues:
   Services                                           75.7%           73.4%             70.3%
   Software                                           24.3            26.6              29.7
                                                     -----           -----             -----
      Total revenues                                 100.0           100.0             100.0
                                                       -               -                 -
Cost of Revenues:
   Services (1)                                       16.5            14.3              15.5
   Software (2)                                       15.7            24.2              23.4

      Total cost of revenues                          16.3            16.9              17.9
                                                     -----           -----             -----
Gross Margin                                          83.7            83.1              82.1

Operating expenses:
   Research and development                           19.7            18.9              18.7
   Sales and marketing                                22.5            26.4              25.7
   General and administrative                         20.5            20.5              17.5
                                                     -----           -----             -----
      Total operating expenses                        62.7            65.8              61.9
                                                     -----           -----             -----
Operating income                                      21.0            17.3              20.2

Net income                                            16.0%           11.7%             12.9%
                                                     -----           -----             -----
                                                     -----           -----             -----

(1) Shown as a percentage of service revenues.

(2) Shown as a percentage of software revenues.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1996

TOTAL REVENUES

The Company's total revenues increased 31.3% to $35.2 million in 1997 from $26.8 million in 1996.

SERVICES:

Service revenues increased 35.5% to $26.7 million in 1997 from $19.7 million in 1996. The increase was due to more data recovery jobs being performed on a worldwide basis. The increase in jobs was a result of an increased awareness by computer users of the Company's services as well as the addition of new data recovery facilities that opened in Stuttgart, Germany in November, 1996 and San Jose, California in September, 1997.

SOFTWARE:

Software revenues increased 21.1% to $8.6 million in 1997 from $7.1 million in 1996. DISK MANAGER is the Company's principal software product and comprised 86.7% and 84.7% of software revenue in 1997 and 1996, respectively. The increase in DISK MANAGER revenue was attributed to higher volumes of shipments of hard disk drives by the Company's customers which include copies of DISK MANAGER. These volume increases were partially offset by lower per unit prices for DISK MANAGER charged by the Company.

GROSS MARGINS

SERVICES:

Gross margins on service revenues as a percentage of service revenues were approximately 83.5% in 1997 compared to 85.7% in 1996. The decrease in gross margin percentage in 1997 was principally due to costs relating to the new offices in Germany and San Jose as well as the addition of additional engineering personnel. The Company views the addition of qualified engineers as critical to its growth strategy in order to support growth in the data recovery business.

SOFTWARE:

Gross margins on software revenues as a percentage of software revenues were 84.3% in 1997 compared to 75.8% in 1996. The improved gross margin percentage was attributed to the increase in royalty revenue as a percent of total software revenues which involve minimal costs to the Company. Future gross margins in the software business will continue to be impacted by the mix of royalty and non-royalty revenues.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT:

Research and development expenses increased 35.3% to $6.9 million in 1997 from $5.1 million in 1996. The increase was due to the addition of software developers and data recovery engineers who perform research and development activities. Also contributing to the increase was completion in 1997 of the development of a new process to provide diagnostic and data recovery services on a remote basis. As a percentage of revenue, research and development expenses were 19.7% in 1997 and 18.9% in 1996. Research and development expenses, and such expenses as a percentage of revenues, may fluctuate in the future as the Company identifies and responds to such market opportunities as remote data recovery services, or as necessary to respond to new technologies that pose challenges in the data recovery and software businesses.

SALES AND MARKETING:

Sales and marketing expenses increased 11.3% to $7.9 million in 1997 from $7.1 million in 1996. As a percentage of revenues, sales and marketing expenses were 22.5% in 1997 and 26.4% in 1996. The decrease in percentage was due principally to 1996 being a year of investing heavily in additional sales and marketing personnel to support the anticipated growth in service revenue.
 Additional investments were not made to the same extent in 1997. The decreased percentage was also partially due to the 21.1% increase in software revenue. Software revenue is reliant principally on shipments of hard drives by the Company's customers and is not directly influenced by the Company's sales and marketing activities.

GENERAL AND ADMINISTRATIVE:

General and administrative expenses increased 30.9% to $7.2 million in 1997 from $5.5 million in 1996. As a percent of revenues, general and administrative expenses were 20.5% in both 1997 and 1996. The increase in dollars spent was due in part to costs incurred in connection with the opening of the Company's new offices in Stuttgart, Germany and San Jose, California as well as the cost of being a public company for a full year in 1997.

INTEREST AND OTHER INCOME

Interest and other income increased to $1.1 million in 1997 from $0.3 million in 1996. The increase was due to increased cash and marketable securities balances, resulting from the Company's initial public offering completed in October, 1996 and from cash flows generated from its operations.

PROVISION FOR INCOME TAXES

The Company's effective tax rate was 33.6% in 1997 compared to 36.6% in 1996. The decrease in the rate for 1997 was due principally to the cash received from the Company's initial public offering being invested in tax-exempt securities. Corporate statutory tax rates in England approximated those in the United States for these periods while the German statutory tax rate for 1997 was approximately 42%.

DILUTED NET INCOME PER SHARE

Diluted net income per share increased 47.4% to $0.56 in 1997 from $0.38 in 1996. The increase was due to higher net income, partially offset by increases in weighted average shares outstanding resulting from the Company's initial public offering in October, 1996.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

REVENUES

The Company's total revenues increased 56.7% to $26.8 million in 1996 from $17.1 million in 1995.

SERVICES:

Service revenues increased 64.2% to $19.7 million in 1996 from $12.0 million in 1995. The increase was due principally to an increase in the number of data recovery jobs performed. Other factors include the addition of the Stuttgart, Germany office in November, 1996.

SOFTWARE:

Software revenues increased 39.2% to $7.1 million in 1996 from $5.1 million in 1995. The increase was attributed to higher sales of DISK MANAGER to existing and new hard disk drive original equipment manufacturers (OEM's) through royalty arrangements. Also contributing to the increase was the release of DISCWIZARD by Seagate Technology, Inc. DISCWIZARD is a customized Windows-based hard disk drive installation utility developed by the Company which was being licensed exclusively to Seagate.

GROSS MARGINS

SERVICES:

Gross margins on service revenues as a percentage of service revenues were 85.7% in 1996 compared to 84.4% in 1995. The improved gross margin percentage was principally due to a decline in the amount of engineering labor per data recovery job, resulting from increased automation in the data recovery process as a result of the Company's research and development activities.

SOFTWARE:

Gross margins on software revenues as a percentage of software revenues were 75.8% in 1996 compared to 76.6% in 1995. The decrease in gross margin percentage was due to lower margins on OEM sales due to customers earning unit volume discounts.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT:

Research and development expenses increased 59.4% to $5.1 million in 1996 from $3.2 million in 1995. The increase was due to the addition of software developers and data recovery engineers who perform research and development activities, as well as increased expenditures on development of a new process to provide diagnostic and data recovery services on a remote basis. As a percentage of revenue, research and development expenses were 18.9% in 1996 and 18.7% in 1995. Research and development expenses, and such expenses as a percentage of revenues, may fluctuate in the future as the Company identifies and responds to such market opportunities as remote data recovery services, or as necessary to respond to new technologies that pose challenges in the data recovery and software businesses.

SALES AND MARKETING:

Sales and marketing expenses increased 61.4% to $7.1 million in 1996 from $4.4 million in 1995. As a percentage of revenues, sales and marketing expenses were 26.4% in 1996 and 25.7% in 1995. The increase in sales and marketing dollars were due principally to the compensation and advertising costs associated with generating increased revenue as well as costs associated with hiring additional personnel who are devoted to expanding the Company's strategic relationships with storage media manufacturers, third party maintenance providers and other revenue referral sources.

GENERAL AND ADMINISTRATIVE:

General and administrative expenses increased 83.3% to $5.5 million in 1996 from $3.0 million in 1995. As a percentage of revenues, general and administrative expenses were 20.5% in 1996 and 17.5% in 1995. The increase in general and administrative dollars spent and in such expenses as a percent of revenues were principally due to increased compensation and related costs resulting from new personnel at manager and executive levels who were added in the second quarter of 1996 to support the Company's growth strategy. The 1996 increases were also due in part to start-up costs incurred in connection with the opening of the Company's new office in Stuttgart, Germany.

INTEREST AND OTHER INCOME

Interest and other income was $292,000 in 1996 and $136,000 in 1995. The increase in interest income resulted from increased cash and marketable securities balances resulting from the Company's initial public offering completed in October, 1996.

PROVISION FOR INCOME TAXES

The Company's effective tax rate was 36.6% in 1996 compared to 38.8% in 1995. The decrease in the rate was due principally to the cash received from the Company's initial public offering being invested in tax-exempt securities. Corporate statutory tax rates in England approximated those in the United States for these periods while the German statutory tax rate for 1996 was approximately 42%.

DILUTED NET INCOME PER SHARE

Diluted net income per share increased 35.7% to $0.38 in 1996 from $0.28 in 1995. The increase was due to higher net income, partially offset by increases in weighted average shares outstanding resulting from the Company's initial public offering in October, 1996.

YEAR 2000

The Company has examined the Year 2000 issue and determined that it will not have a material impact on its business, operations or its financial condition.

LIQUIDITY AND CAPITAL RESOURCES

Net cash flows from operations were $8.3 million in 1997, $5.4 million in 1996 and $2.1 million in 1995. The increases in cash generated from operations were due principally to increased earnings.

Cash used in investing activities were primarily for purchases of marketable securities and furniture and equipment. Additions to furniture and equipment were $2.3 million in 1997, $2.9 million in 1996 and $1.8 million in 1995. The Company expects capital expenditures to increase over the next several years as it expands its current facilities and opens facilities in new domestic and international locations.

In October, 1996 the Company completed an initial public offering which resulted in net proceeds to the Company of $23.8 million. The net proceeds to the Company from this offering are being used for general corporate purposes. A portion of the net proceeds may also be used to open additional offices, or for investments in or acquisitions of complementary businesses, products or technologies, although the Company does not have any present commitments, agreements or understandings for any such investments or acquisitions. The Company has invested the proceeds, along with excess funds generated from operations and investment, in tax-exempt government marketable securities, $3.5 million of which are classified as long-term as of December 31, 1997, with the remaining proceeds classified as cash and cash equivalents or short-term investments.

The Company expects that its current cash and marketable securities balances along with cash generated from its operations will be adequate to meet its capital needs for the foreseeable future.

FORWARD-LOOKING STATEMENTS

Information included in this Report which uses forward-looking terminology such as "may," "will," "expect," "plan," "intend," "anticipate," "estimate," or "continue" or other variations thereon constitutes forward-looking information. The factors set forth below and other risk factors included in the Company's Form 10-K report for the year ended December 31, 1997 constitute cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements: (i) the computer industry is characterized by rapid technological changes and frequent introductions of new enhanced products and the Company must constantly adapt its data recovery techniques, its data recovery hardware and software tools and its commercial software products to keep pace with these technological changes; (ii) future technological developments in computer operating systems, automatic data backup systems and other data protection techniques have the potential to eliminate or reduce the risk of data loss; (iii) the Company has experienced, and expects to continue experiencing, rapid growth and there can be no assurance that the Company will manage its growth effectively; (iv) the Company's software revenues depend on disk drive shipments by OEM's and trends in the disk drive industry which the Company can not control; and (v) the Company depends to a large degree on its ability to attract and retain technical personnel, and on the efforts and abilities of its three founders and other management personnel.

                        ONTRACK DATA INTERNATIONAL, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                   ( IN THOUSANDS, EXCEPT PER SHARE AMOUNTS )


                                                 YEARS ENDED DECEMBER 31,
                                        ----------------------------------------
                                           1997            1996           1995
                                        ----------     ----------     ----------
REVENUES:
  Services                              $   26,689     $   19,654     $   12,048
  Software                                   8,560          7,109          5,097
                                        ----------     ----------     ----------
        Total revenues                      35,249         26,763         17,145


COST OF REVENUES:
  Services                                   4,415          2,804          1,873
  Software                                   1,343          1,718          1,193
                                        ----------     ----------     ----------
        Total cost of revenues               5,758          4,522          3,066
                                        ----------     ----------     ----------
GROSS MARGIN                                29,491         22,241         14,079

OPERATING EXPENSES:
  Research and development                   6,922          5,052          3,214
  Sales and marketing                        7,934          7,077          4,400
  General and administrative                 7,235          5,480          3,000
                                        ----------     ----------     ----------
        Total operating expenses            22,091         17,609         10,614
                                        ----------     ----------     ----------
OPERATING INCOME                             7,400          4,632          3,465

Interest and other income                    1,115            292            136
                                        ----------     ----------     ----------
INCOME BEFORE INCOME TAXES                   8,515          4,924          3,601

Provision for income taxes                   2,859          1,800          1,396
                                        ----------     ----------     ----------
NET INCOME                              $    5,656     $    3,124     $    2,205
                                        ----------     ----------     ----------
                                        ----------     ----------     ----------
NET INCOME PER SHARE - BASIC            $     0.58     $     0.46     $     0.37
                                        ----------     ----------     ----------
                                        ----------     ----------     ----------
NET INCOME PER SHARE - DILUTED          $     0.56     $     0.38     $     0.28
                                        ----------     ----------     ----------
                                        ----------     ----------     ----------

                  See accompanying notes to financial statements

                        ONTRACK DATA INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

              ( IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS )

                                                                                       DECEMBER 31,
                                                                             -----------------------------
ASSETS                                                                            1997            1996
                                                                             -------------   -------------
CURRENT ASSETS:
   Cash and cash equivalents                                                 $      17,315   $      22,684
   Short-term investments                                                           14,861             -
   Accounts receivable, net                                                          3,321           2,499
   Prepaid expenses and other current assets                                         2,042           1,244
                                                                             -------------   -------------
         TOTAL CURRENT ASSETS                                                       37,539          26,427

Furniture and equipment, net                                                         4,080           3,733
Marketable securities                                                                3,506           5,857
Other assets                                                                           -               618
                                                                             -------------   -------------
         TOTAL ASSETS                                                        $      45,125   $      36,635
                                                                             -------------   -------------
                                                                             -------------   -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                                          $         770   $         579
   Accrued income taxes                                                              1,019             733
   Accrued and other expenses                                                        4,005           2,917
                                                                             -------------   -------------
         TOTAL CURRENT LIABILITIES                                                   5,794           4,229

SHAREHOLDERS' EQUITY :

  Preferred stock; $.01 par value; 1,000,000 shares authorized; no shares
    issued or outstanding                                                              -               -

  Common stock; $.01 par value; 25,000,000 shares authorized; 9,910,190 and 9,789,240 shares issued and outstanding at December 31, 1997 and
    1996, respectively                                                                  99              98

  Additional paid-in capital                                                        30,880          29,599

  Cumulative translation adjustment                                                     20              33

  Retained earnings                                                                  8,332           2,676
                                                                             -------------   -------------
    TOTAL SHAREHOLDERS' EQUITY                                                      39,331          32,406
                                                                             -------------   -------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $      45,125    $     36,635
                                                                             -------------   -------------
                                                                             -------------   -------------

                    See accompanying notes to financial statements.

                         ONTRACK DATA INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                               ( IN THOUSANDS )


                                                                              YEARS ENDED DECEMBER 31,
                                                                  -------------------------------------------------
                                                                    1997               1996                 1995
                                                                  ---------          ----------         -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

     Net income                                                   $   5,656          $    3,124         $     2,205

     Adjustments to reconcile net income to net
       cash provided by operating activities:
         Depreciation                                                 1,930               1,320                 711
         Deferred income taxes                                         (309)               (571)                (50)
         Provision for doubtful accounts and returns                    279                 409                 153
         Changes in operating assets and liabilities:
           Accounts receivable                                       (1,100)             (1,498)               (521)
           Prepaid expenses and other current assets                   (305)                167                (621)
           Accounts payable                                             192                  16                 120
           Accrued expenses                                           1,987               2,459                  60
                                                                  ---------          ----------         -----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                             8,330               5,426               2,057


CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of furniture and equipment                            (2,275)             (2,892)             (1,840)
     Purchases of marketable securities and
       and short-term investments                                   (12,510)             (5,857)                -
     Other assets                                                       432                (197)               (168)
                                                                  ---------          ----------         -----------
NET CASH USED IN INVESTING ACTIVITIES                               (14,353)             (8,946)             (2,008)


CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from Employee Stock Purchase Plan                         315                  42                 -
     Proceeds from exercise of stock options                            339                 285                 -
     Dividends paid                                                     -                   -                   (45)
     Net proceeds from sale of common stock                             -                23,849                 -
                                                                  ---------          ----------         -----------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                        654              24,176                 (45)
                                                                  ---------          ----------         -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                 (5,369)             20,656                   4

Cash and cash equivalents, beginning of period                       22,684               2,028               2,024
                                                                  ---------          ----------         -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                          $  17,315          $   22,684         $     2,028
                                                                  ---------          ----------         -----------
                                                                  ---------          ----------         -----------
Income taxes paid                                                 $   1,968          $    1,550         $     1,710
                                                                  ---------          ----------         -----------
                                                                  ---------          ----------         -----------

                                 See accompanying notes to financial statements.

                         ONTRACK DATA INTERNATIONAL, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                (IN THOUSANDS)

                                                                                                  RETAINED
                                                                    ADDITIONAL    CUMULATIVE      EARNINGS
                                                      COMMON         PAID-IN     TRANSLATION    (ACCUMULATED
                                                       STOCK         CAPITAL     ADJUSTMENTS      DEFICIT)       TOTAL
                                                     -------       -----------   -----------    ------------   ---------
Balances at December 31, 1994                        $    60       $    -        $      37      $  (2,070)     $ (1,973)

Accrued dividends on Convertible
  Redeemable Preferred Stock                             -              -              -             (307)         (307)
Dividends declared                                       -              -              -              (45)          (45)
Translation adjustment                                   -              -               (3)           -              (3)
Net income                                               -              -              -            2,205         2,205
                                                     -------       --------      ---------      ---------      --------
Balances at December 31, 1995                             60            -               34           (217)         (123)

Accrued dividends on Convertible
  Redeemable Preferred Stock                                                                         (231)         (231)
Exercise of stock options                                  1            284            -              -             285
Stock purchased through Employee
  Stock Purchase Plan                                      1             41            -              -              42
Conversion of Convertible Redeemable
  Preferred Stock into Common Stock                       15          5,446            -              -           5,461
Issuance of common stock, net of expenses                 21         23,828            -              -          23,849
Translation adjustment                                   -              -               (1)           -              (1)
Net income                                               -              -              -            3,124         3,124
                                                     -------       --------      ---------      ---------      --------
Balances at December 31, 1996                             98         29,599             33          2,676        32,406

Exercise of stock options                                  1            338            -              -             339
Tax benefit from exercise of nonqualified
  stock options                                          -              628                                         628
Stock purchased through Employee
  Stock Purchase Plan                                    -              315            -              -             315
Translation adjustment                                   -              -              (13)           -             (13)
Net income                                               -              -              -            5,656         5,656
                                                     -------       --------      ---------      ---------      --------
Balances at December 31, 1997                       $     99       $ 30,880      $      20      $   8,332      $ 39,331
                                                     -------       --------      ---------      ---------      --------
                                                     -------       --------      ---------      ---------      --------

                                See accompanying notes to financial statements.

                           ONTRACK DATA INTERNATIONAL, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (dollars in thousands, except share and per share amounts)


NOTE 1 - ORGANIZATION

ONTRACK Data International, Inc. (the "Company") provides data recovery services, utility software and other computer data related services. The Company's headquarters are in Minneapolis, Minnesota, and it has locations in Los Angeles, California; San Jose, California; Washington, D.C.; London, England; and Stuttgart, Germany.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

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

REVENUE RECOGNITION

Revenue from data recovery services is recognized upon shipment or transmission of the recovered data back to customers. Software revenue is recognized either upon shipment or upon receipt of OEM royalty reports, whichever is applicable. Software revenue is stated net of estimated customer returns and allowances. The estimated costs of future technical support to customers in their use of the Company's software products are accrued upon shipment of the product.

The allowance for doubtful accounts and returns at December 31, 1997 and 1996 was $858 and $579, respectively.

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

ADVERTISING EXPENSE

The Company expenses advertising costs as incurred. Advertising expenses of approximately $1,032, $808 and $712 were charged to operations during the years ended December 31, 1997, 1996 and 1995, respectively.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

Cash equivalents consist of highly liquid investments with original maturities of three months or less and are readily convertible to cash. The Company has classified its investments as available-for-sale. Marketable securities generally consist of tax exempt government agency securities and are classified as short-term or long-term in the balance sheet based on their maturity date. Marketable securities are carried at amortized cost and unrealized holding gains and losses have not been significant.

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

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which generally range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance are charged to expense as incurred.

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

NET INCOME PER SHARE

The Company has adopted Financial Accounting Standards Board Statement (SFAS) No. 128, "Earnings Per Share" for the quarter ended December 31, 1997 and all net earnings per share data presented has been restated and complies with this Statement. Under the Statement, the presentation of primary earnings per share is replaced with a dual presentation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. The difference between the Company's basic and diluted earnings per share data as presented is due to the dilutive impact from stock options whose exercise price was below the average common stock price for the respective period presented and due to the dilutive impact of convertible preferred stock as applicable.

FINANCIAL PRESENTATION

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the 1997 presentation.

RECENTLY ISSUED ACCOUNTING STANDARD

The American Institute of Certified Public Accountant's has approved a new Statement of Position (SOP), SOP 97-2 which supersedes Statement of Position 91-1, "Software Revenue Recognition." Management has assessed this new statement and believes that its adoption will not have a material effect on the timing of the Company's software revenue recognition or cause changes to its software revenue recognition policy.

NOTE 3 - FINANCIAL STATEMENT COMPONENTS

Furniture and equipment consist of the following:


                                                       December 31,
                                                    -----------------------
                                                    1997           1996
                                                    ----           ----
Computer equipment                                  $  7,145       $  5,381
Furniture and office equipment                         1,434          1,398
Leasehold improvements                                   503            384
Purchased software                                       689            544
Less:  Accumulated depreciation                      ( 5,691)        (3,974)
                                                    --------       --------
                                                    $  4,080       $  3,733
                                                    --------       --------
                                                    --------       --------

Accrued expenses consist of the following:

                                                       December 31,
                                                    -----------------------
                                                    1997           1996
                                                    ----           ----
Accrued wages and benefits                          $  3,054       $  2,079
Other accrued expenses                                   951            838
                                                    --------       --------
                                                    $  4,005       $  2,917
                                                    --------       --------
                                                    --------       --------


NOTE 4 - LINE OF CREDIT

The Company maintains a line of credit which allows maximum borrowings of $1,000 subject to a borrowing base of 80% of accounts receivable outstanding less than 90 days. The line of credit carries an interest rate of 1/2% over the prime lending rate and is secured by all assets of the Company. There were no borrowings outstanding under the line of credit at December 31, 1997 and 1996.

NOTE 5 - SHAREHOLDERS' EQUITY

STOCK INCENTIVE PLANS

The Company has two fixed stock incentive plans that reserve a total of 1,400,000 shares of common stock for issuance of restricted shares or stock options to employees, consultants and non-employee directors. The option price for stock options granted shall not be less than 85% of the fair value of the Company's common stock on the date of grant, but generally have been granted at fair market value at the date of the grant. Canceled options are available for future grant. Options granted to employees vest over a three to five year period and expire six to ten years after the date of grant. There have been no outright grants of common stock under the plans.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Company's stock plans. Had compensation cost for the Company's stock plans been recognized based on the fair value at the grant date for awards beginning in 1995 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share in 1997 and 1996 would have been reduced to the pro forma amounts indicated below:

                                                           1997        1996
                                                           ----        ----
Net income - as reported                                   $5,656      $3,124
Net income - pro forma                                     $4,875      $2,949
Net income per share - diluted, as reported                $0.56       $0.38
Net income per share - diluted, pro forma                  $0.48       $0.36

Pro forma compensation cost in 1995 for the Company's stock plans for awards granted in 1995 was immaterial.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during 1997: dividend yield of 0%; expected volatility of 75.0%; risk-free interest rate of 6.0%; and expected lives of
8.4 years.

A summary of the stock option activity is as follows:

                                                                    Exercise     Weighted-
                                                                     Price        Average
                                                 Options           Per Share   Exercise Price
                                                 -------           ---------   --------------
Granted                                          275,620       $2.50 - $2.58            $2.56
                                                 -------
Outstanding at December 31, 1995                 275,620       $2.50 - $2.58            $2.56

Granted                                          420,128       $3.99 - $12.00           $9.79
Exercised                                       (105,924)      $2.58                    $2.58
                                                --------
Outstanding at December 31, 1996                 589,824       $2.50 - $12.00           $7.71

Granted                                          265,500       $14.00 - $24.94         $17.38
Canceled                                          (9,100)      $12.00 - $20.38         $15.22
Exercised                                        (99,822)      $2.50 - $12.00           $2.89
                                                 -------
Outstanding at December 31, 1997                 746,402       $2.58 - $24.94          $11.69
                                                 -------
                                                 -------
Weighted average fair value of
options granted during the year ended 1997                            $14.35
                                                                      ------
                                                                      ------

The following table summarizes information about stock options outstanding at December 31, 1997:

                                 Options Outstanding         Options Exercisable
                    -------------------------------------   ------------------------
                                 Weighted-Avg.  Weighted-                  Weighted-
Range of                         Remaining      Average                    Average
Exercise            Number       Contractual    Exercise    Number         Exercise
Prices              Outstanding  Life           Price       Exercisable    Price
------              -----------  -----------    -----       -----------    -----
$2.58  - $3.99         189,322    4.2 years     $ 3.41        189,322       $3.41
$12.00 - $15.00        387,580    7.7            12.50         63,416       12.00
$17.50 - $21.25        144,500    9.5            18.34              -           -
$22.25 - $24.94         25,000    9.8            23.58              -           -
                    ----------    ---            -----      ---------        ----
                       746,402    7.22          $11.69        252,738       $5.56
                       -------                                -------
                       -------                                -------


EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan (ESPP) which is available to eligible employees. Under terms of the plan, eligible employees may designate from 1% to 10% of their compensation to be withheld through payroll deductions for the purchase of common stock at 85% of the lower of the market price on the first or last day of the offering period. Under the plan, 250,000 shares of common stock have been reserved for issuance. As of December 31, 1997, 24,444 shares have been issued under the plan. Fair value disclosures under SFAS No. 123 have not been disclosed for shares under the ESPP as such values are immaterial.

INITIAL PUBLIC OFFERING

The Company completed an initial public offering of shares of its common stock in October 1996 at a price of $12.00 per share. Net proceeds to the Company from the offering were $23,849.

NOTE 6 - EARNINGS PER SHARE

Earnings per share for the years ended December 31, 1997, 1996 and 1995 are calculated as follows:

                                        Net                           Per Share
                                      Income           Shares          Amounts
                                      ------           ------          -------
1997
----
Basic EPS                             $ 5,656        9,815,657       $   0.58
                                                                     --------
                                                                     --------
Effect of Stock Options                   -            289,397
                                      -------          -------

Diluted EPS                           $ 5,656       10,105,054       $   0.56
                                      -------       ----------       --------
                                      -------       ----------       --------
1996
----
Basic EPS                             $ 3,124        6,791,231       $   0.46
                                                                     --------
                                                                     --------
Effect of Stock Options                   -            223,839

Convertible Preferred Stock               -          1,204,110
                                      -------        ---------

Diluted EPS                           $ 3,124        8,219,180       $   0.38
                                      -------        ---------       --------
                                      -------        ---------       --------
1995
----
Basic EPS                             $ 2,205        6,000,000        $  0.37
                                                                      -------
                                                                      -------
Effect of Stock Options                   -            294,457

Convertible Preferred Stock               -          1,500,000
                                      -------        ---------
Diluted EPS                           $ 2,205        7,794,457       $   0.28
                                      -------        ---------       --------
                                      -------        ---------       --------

NOTE 7 - INCOME TAXES

The provision for income taxes is based on income before income taxes reported for financial statement purposes. The components of income before income taxes consist of the following:

                                                Years Ended December 31,
                                            -----------------------------
                                            1997         1996        1995
                                            ----         ----        ----
United States                               $  8,487     $  4,853    $  3,420
Foreign                                           28           71         181
                                            --------     --------    --------
     Income before income taxes             $  8,515     $  4,924    $  3,601
                                            --------     --------    --------
                                            --------     --------    --------

The Company's provision for income taxes consists of the following:

                                                Years Ended December 31,
                                            -----------------------------
                                            1997         1996        1995
                                            ----         ----        ----
Current:
  Federal                                   $  2,541     $  1,909    $  1,292
  State                                          348          160         110
  Foreign                                        272          241          44
                                            --------     --------    --------
     Total current                             3,161        2,310       1,446

Deferred:
  Federal                                       (186)        (270)        (48)
  State                                          (19)         (22)         (2)
  Foreign                                        (97)        (218)          -
                                            --------     --------    --------
     Total deferred                             (302)        (510)        (50)
                                            --------     --------    --------
Total income tax expense                    $  2,859     $  1,800    $  1,396
                                            --------     --------    --------
                                            --------     --------    --------

The Company's effective tax rates differed from the federal statutory tax rate as follows:

                                                     Years Ended December 31,
                                                  ------------------------------
                                                  1997         1996         1995
                                                  ----         ----         ----
Expected tax expense at federal statutory rate     34.0%        34.0%       34.0%
State income taxes, net of federal tax benefit      2.5          1.8         3.1
Tax exempt interest                                (4.1)        (1.1)          -
Other, net                                          1.2          1.9         1.7
                                                   ----         ----        ----
                                                   33.6%        36.6%       38.8%
                                                   -----        -----       -----
                                                   -----        -----       -----

Deferred tax assets consist of the following components:

                                                           December 31,
                                                           ------------
                                                           1997        1996
                                                           ----        ----
     Allowance for doubtful accounts and returns           $  300      $  205
     Accrued expenses                                         132          79
     German tax loss carry forward                            315         218
     Excess of book over tax depreciation                      69         125
     Foreign cash movements                                     -          60
     Other, net                                                 1           7
                                                           ------      ------
                                                           $  817      $  694
                                                           ------      ------
                                                           ------      ------

NOTE 8 - BENEFIT PLAN

The Company has a profit sharing plan for employees who have completed one year of service and attained the age of 21. Contributions to the plan by the Company are determined by the Board of Directors. The Company recorded profit sharing expense of approximately $569, $333 and $264 in 1997, 1996, and 1995, respectively.

The Company's profit sharing plan also incorporates a 401(k) savings plan for its employees. Eligible employees may elect to contribute up to 15% of their salaries to the plan, up to limits defined by the Internal Revenue Code. There are no employer matching contributions. The Company does not offer any postretirement benefits.

NOTE 9 - OPERATING LEASES

The Company leases office and warehouse facilities under noncancelable operating leases which expire on various dates through October, 2001. Rental expense under such leases was $934, $782 and $512 for the years ended December 31, 1997, 1996, and 1995, respectively.

Future minimum lease payments under all operating leases are as follows:

          1998                                       $   916
          1999                                           531
          2000                                           367
          2001                                           151
                                                     -------
                                                     $ 1,965
                                                     -------
                                                     -------

NOTE 10 - SEGMENT INFORMATION AND FOREIGN OPERATIONS

The Company conducts its business within one industry segment: software and services for the protection of data. European operations include data recovery services in England by the wholly-owned subsidiary, Ontrack Data Recovery Europe Ltd. and in Germany by the wholly-owned subsidiary, Ontrack Data Recovery GmbH.

In November, 1994, the Company signed an agreement with the Japanese corporation, Y-E Data, whereby the Company licensed its data recovery technology to Y-E Data. In exchange for the license, Y-E Data pays the Company royalties, a portion of which were fixed and payable through the end of 1996, and a portion of which are paid monthly based on the amount of gross data recovery revenues earned by Y-E Data each month.

Revenues, net income and identifiable assets by geographic area are summarized as follows:

                                         At or For Years Ended December 31,
                                         ----------------------------------
                                         1997        1996         1995
                                         ----        ----         ----
Revenues:
   Domestic operations                   $  29,526   $  22,555    $  14,914
   European operations                       6,470       4,011        1,945
   Japanese operations                         414         661          431
   Eliminations                             (1,161)       (464)        (145)
                                         ---------   ---------    ---------
   Consolidated                          $  35,249   $  26,763    $  17,145
                                         ---------   ---------    ---------
                                         ---------   ---------    ---------
Net income (loss):
   Domestic operations                   $   5,208   $   2,581    $   1,734
   European operations                          75         (52)          83
   Japanese operations                         373         595          388
                                         ---------   ---------    ---------
   Consolidated                          $   5,656   $   3,124    $   2,205
                                         ---------   ---------    ---------
                                         ---------   ---------    ---------
Identifiable assets:
   Domestic operations                   $  44,558   $  36,050    $   6,665
   European operations                       2,531       1,856          782
   Eliminations                             (1,964)     (1,271)        (586)
                                         ---------   ---------    ---------
       Consolidated                      $  45,125   $  36,635    $   6,861
                                         ---------   ---------    ---------
                                         ---------   ---------    ---------

Intercompany transactions are eliminated in consolidation and consist mainly of royalty charges by the U.S. parent to the European subsidiaries for data recovery technology.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
  and Shareholders of
  ONTRACK Data International, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of ONTRACK Data International, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




Price Waterhouse LLP
Minneapolis, Minnesota
February 4, 1998